Exhibit 99.1

For Immediate Release: November 23, 2022

Attention: Business Editors

VERSABANK TO ANNOUNCE FOURTH QUARTER AND ANNUAL 2022 FINANCIAL RESULTS ON DECEMBER 7, 2022

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) will release its fourth quarter and annual 2022 financial results and host an earnings conference call on Wednesday, December 7, 2022.

Financial results are expected to be released at approximately 7:00 a.m. (EST). The conference call is scheduled for 9:00 a.m. (EST) and is expected to last approximately 60 minutes. The call and webcast will feature a presentation by David Taylor, President & CEO, and other VersaBank executives, on the Bank’s fourth quarter and annual financial results, followed by a question and answer period.

The presentation material referenced during the call will be available on the Bank’s website (www.versabank.com), SEDAR (www.sedar.com) and EDGAR (https://www.sec.gov/edgar). The audio conference line will be available at: 416-764-8659 or 1-888-664-6392 (toll free).

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available at: https://app.webinar.net/8eaAkKpz0Xl or on the Bank’s web site.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/8eaAkKpz0Xl and on the Bank’s web site. Replay of the teleconference will be available until January 7, 2023 by calling 416-764-8677 or 1-888-390-0541 (toll free) and the passcode is: 447170#

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

416-519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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